SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2024

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and
Chief Financial Officer

Date: May 14, 2024

List of Materials

Documents attached hereto:

i) Press release: Quarterly Financial Statements for the Fourth Quarter Ended March 31, 2024 And Outlook for the Fiscal Year Ending March 31, 2025

Financial Statements and Consolidated Financial Results

for the Fiscal Year Ended March 31, 2024

And

Outlook for the Fiscal Year Ending March 31, 2025

May 14, 2024

Sony Group Corporation

Financial Statements (Unaudited)	F-1

Consolidated Statements of Financial Position	F-1
Consolidated Statements of Income (Fiscal year ended March 31)	F-3
Consolidated Statements of Comprehensive Income (Fiscal year ended March 31)	F-4
Consolidated Statements of Income (Three months ended March 31)	F-5
Consolidated Statements of Comprehensive Income (Three months ended March 31)	F-6
Consolidated Statements of Changes in Stockholders’ Equity (Fiscal year ended March 31)	F-7
Consolidated Statements of Cash Flows (Fiscal year ended March 31)	F-8
Notes to Consolidated Financial Statements	F-10
- Business Segment Information	F-10
- Going Concern Assumption	F-20
- Accounting Policy and Other Information	F-20
- Subsequent Events	F-22

Consolidated Results for the Fiscal Year Ended March 31, 2024	1

Outlook for the Fiscal Year Ending March 31, 2025	4

Business Segment Information	6

Financial Targets of Mid-Range Plan	11

Dividend Information	11

Basic Views on Selection of Accounting Standards	12

Supplemental Information	12

Cautionary Statement	15

All financial information is presented on the basis of International Financial Reporting Standards (“IFRS”).

Sony Group Corporation and its consolidated subsidiaries are together referred to as “Sony” or “Sony Group.”

Sony has adopted IFRS 17 “Insurance Contracts” (“IFRS 17”) starting in the three months ended June 30, 2023. Figures for the three months ended March 31, 2023 and for the fiscal year ended March 31, 2023, as well as the consolidated statement of financial position as of April 1, 2022, are restated in accordance with IFRS 17. Please refer to “Notes to Consolidated Financial Statements - Accounting Policy and Other Information (Changes in accounting policies)” on page F-20 for more details.

(Unaudited)

Consolidated Financial Statements

Consolidated Statements of Financial Position

	Yen in millions
	April 1, 2022 Restated	March 31, 2023 Restated	March 31, 2024	Change from March 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	2,049,636	1,480,900	1,907,113	426,213
Investments and advances in the Financial Services segment	360,681	328,358	398,153	69,795
Trade and other receivables, and contract assets	1,621,629	1,770,948	2,158,196	387,248
Inventories	874,007	1,468,042	1,518,644	50,602
Other financial assets	149,301	110,950	125,365	14,415
Other current assets	428,522	563,334	669,335	106,001
Total current assets	5,483,776	5,722,532	6,776,806	1,054,274
Non-current assets:
Investments accounted for using the equity method	268,513	325,220	423,744	98,524
Investments and advances in the Financial Services segment	18,251,612	18,237,761	18,939,794	702,033
Property, plant and equipment	1,113,213	1,344,864	1,522,640	177,776
Right-of-use assets	413,430	478,063	503,395	25,332
Goodwill	952,895	1,275,112	1,487,100	211,988
Content assets	1,342,046	1,561,882	1,928,113	366,231
Other intangible assets	450,103	563,842	615,602	51,760
Deferred tax assets	300,924	393,107	499,550	106,443
Other financial assets	696,306	832,344	897,341	64,997
Other non-current assets	379,137	419,368	513,405	94,037
Total non-current assets	24,168,179	25,431,563	27,330,684	1,899,121
Total assets	29,651,955	31,154,095	34,107,490	2,953,395

(Continued on the following page.)

Consolidated Statements of Financial Position (Continued)

	Yen in millions
	April 1, 2022 Restated	March 31, 2023 Restated	March 31, 2024	Change from March 31, 2023
LIABILITIES
Current liabilities:
Short-term borrowings	1,976,553	1,914,934	1,812,605	(102,329)
Current portion of long-term debt	171,409	187,942	217,711	29,769
Trade and other payables	1,843,338	1,866,101	2,064,905	198,804
Deposits from customers in the banking business	2,886,361	3,163,237	3,670,567	507,330
Income taxes payables	105,437	154,543	152,074	(2,469)
Participation and residual liabilities in the Pictures segment	190,162	230,223	251,743	21,520
Other financial liabilities	127,079	108,049	116,044	7,995
Other current liabilities	1,465,326	1,693,380	1,906,396	213,016
Total current liabilities	8,765,665	9,318,409	10,192,045	873,636
Non-current liabilities:
Long-term debt	1,203,646	1,767,696	2,058,117	290,421
Defined benefit liabilities	254,548	236,121	247,583	11,462
Deferred tax liabilities	120,582	117,621	166,424	48,803
Insurance contract liabilities	13,042,875	12,364,973	12,931,995	567,022
Participation and residual liabilities in the Pictures segment	220,113	192,952	206,081	13,129
Other financial liabilities	231,463	371,580	386,761	15,181
Other non-current liabilities	106,481	127,593	162,379	34,786
Total non-current liabilities	15,179,708	15,178,536	16,159,340	980,804
Total liabilities	23,945,373	24,496,945	26,351,385	1,854,440
EQUITY
Sony Group Corporation’s stockholders’ equity:
Common stock	880,365	880,365	881,357	992
Additional paid-in capital	1,461,053	1,463,807	1,483,410	19,603
Retained earnings	4,170,417	5,092,442	6,002,407	909,965
Accumulated other comprehensive income	(677,989)	(614,570)	(376,063)	238,507
Treasury stock, at cost	(180,042)	(223,507)	(403,934)	(180,427)
Equity attributable to Sony Group Corporation’s stockholders	5,653,804	6,598,537	7,587,177	988,640
Noncontrolling interests	52,778	58,613	168,928	110,315
Total equity	5,706,582	6,657,150	7,756,105	1,098,955
Total liabilities and equity	29,651,955	31,154,095	34,107,490	2,953,395

Consolidated Statements of Income

	Yen in millions
	Fiscal year ended March 31
	2023 Restated	2024	Change
Sales and financial services revenue:
Sales	10,095,841	11,260,037	1,164,196
Financial services revenue
Insurance revenue	554,570	586,115	31,545
Other financial services revenue	323,962	1,174,616	850,654
Total financial services revenue	878,532	1,760,731	882,199
Total sales and financial services revenue	10,974,373	13,020,768	2,046,395
Costs and expenses:
Cost of sales	7,174,723	8,089,317	914,594
Selling, general and administrative	1,969,170	2,156,156	186,986
Financial services expenses
Insurance service expenses	382,213	407,206	24,993
Insurance finance expenses (income)	85,399	1,029,700	944,301
Other financial services expenses	96,949	169,464	72,515
Total financial services expenses	564,561	1,606,370	1,041,809
Other operating (income) expense, net	(12,021)	(29,404)	(17,383)
Total costs and expenses	9,696,433	11,822,439	2,126,006
Share of profit (loss) of investments accounted for using the equity method	24,449	10,502	(13,947)
Operating income	1,302,389	1,208,831	(93,558)
Financial income	31,058	125,597	94,539
Financial expenses	58,951	65,766	6,815
Income before income taxes	1,274,496	1,268,662	(5,834)
Income taxes	262,723	288,168	25,445
Net income	1,011,773	980,494	(31,279)

Net income attributable to
Sony Group Corporation’s stockholders	1,005,277	970,573	(34,704)
Noncontrolling interests	6,496	9,921	3,425

	Yen
	Fiscal year ended March 31
	2023 Restated	2024	Change
Per share data:
Net income attributable to Sony Group Corporation’s stockholders
- Basic	813.53	788.29	(25.24)
- Diluted	809.85	785.68	(24.17)

Consolidated Statements of Comprehensive Income

	Yen in millions
	Fiscal year ended March 31
	2023 Restated	2024	Change
Net income	1,011,773	980,494	(31,279)
Other comprehensive income, net of tax -
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income	(36,862)	(53,814)	(16,952)
Remeasurement of defined benefit pension plans	18,891	25,875	6,984
Share of other comprehensive income of investments accounted for using the equity method	145	613	468
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income	(819,192)	(704,636)	114,556
Cash flow hedges	12,379	1,352	(11,027)
Insurance finance income (expenses)	727,716	563,396	(164,320)
Exchange differences on translating foreign operations	178,275	442,406	264,131
Share of other comprehensive income of investments accounted for using the equity method	3,554	4,735	1,181
Other	(144)	(283)	(139)
Total other comprehensive income, net of tax	84,762	279,644	194,882
Comprehensive income	1,096,535	1,260,138	163,603

Comprehensive income attributable to
Sony Group Corporation’s stockholders	1,087,289	1,247,301	160,012
Noncontrolling interests	9,246	12,837	3,591

Consolidated Statements of Income

	Yen in millions
	Three months ended March 31
	2023 Restated	2024	Change
Sales and financial services revenue:
Sales	2,572,578	2,810,390	237,812
Financial services revenue
Insurance revenue	143,194	152,887	9,693
Other financial services revenue	325,073	517,689	192,616
Total financial services revenue	468,267	670,576	202,309
Total sales and financial services revenue	3,040,845	3,480,966	440,121
Costs and expenses:
Cost of sales	1,932,866	1,992,922	60,056
Selling, general and administrative	550,759	607,776	57,017
Financial services expenses
Insurance service expenses	97,604	115,245	17,641
Insurance finance expenses (income)	282,907	501,625	218,718
Other financial services expenses	35,799	47,145	11,346
Total financial services expenses	416,310	664,015	247,705
Other operating (income) expense, net	257	(13,591)	(13,848)
Total costs and expenses	2,900,192	3,251,122	350,930
Share of profit (loss) of investments accounted for using the equity method	5,887	(402)	(6,289)
Operating income	146,540	229,442	82,902
Financial income	38,574	66,420	27,846
Financial expenses	22,436	19,384	(3,052)
Income before income taxes	162,678	276,478	113,800
Income taxes	20,716	82,453	61,737
Net income	141,962	194,025	52,063

Net income attributable to
Sony Group Corporation’s stockholders	140,981	189,005	48,024
Noncontrolling interests	981	5,020	4,039

	Yen
	Three months ended March 31
	2023 Restated	2024	Change
Per share data:
Net income attributable to Sony Group Corporation’s stockholders
- Basic	114.22	154.12	39.90
- Diluted	113.89	153.60	39.71

Consolidated Statements of Comprehensive Income

	Yen in millions
	Three months ended March 31
	2023 Restated	2024	Change
Net income	141,962	194,025	52,063
Other comprehensive income, net of tax -
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income	(27,342)	(20,538)	6,804
Remeasurement of defined benefit pension plans	18,852	26,905	8,053
Share of other comprehensive income of investments accounted for using the equity method	14	423	409
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income	371,514	(181,677)	(553,191)
Cash flow hedges	(5,340)	(2,171)	3,169
Insurance finance income (expenses)	(328,810)	151,510	480,320
Exchange differences on translating foreign operations	37,694	234,729	197,035
Share of other comprehensive income of investments accounted for using the equity method	762	2,465	1,703
Other	253	(77)	(330)
Total other comprehensive income, net of tax	67,597	211,569	143,972
Comprehensive income	209,559	405,594	196,035

Comprehensive income attributable to
Sony Group Corporation’s stockholders	207,767	399,932	192,165
Noncontrolling interests	1,792	5,662	3,870

Consolidated Statements of Changes in Stockholders’ Equity

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2022	880,365	1,461,053	3,760,763	1,222,332	(180,042)	7,144,471	52,778	7,197,249
Cumulative effects of the application of new accounting standards	-	-	409,654	(1,900,321)	-	(1,490,667)	-	(1,490,667)
Restated balance at April 1, 2022	880,365	1,461,053	4,170,417	(677,989)	(180,042)	5,653,804	52,778	5,706,582
Comprehensive income (restated):
Net income			1,005,277			1,005,277	6,496	1,011,773
Other comprehensive income, net of tax				82,012		82,012	2,750	84,762
Total comprehensive income (restated)			1,005,277	82,012		1,087,289	9,246	1,096,535
Transfer to retained earnings			18,593	(18,593)		-		-
Transactions with stockholders and other:
Exercise of stock acquisition rights		(14)	(1,352)		10,364	8,998		8,998
Conversion of convertible bonds		(2,588)	(13,858)		42,993	26,547		26,547
Stock-based compensation		11,064				11,064		11,064
Dividends declared			(86,635)			(86,635)	(5,980)	(92,615)
Purchase of treasury stock					(99,248)	(99,248)		(99,248)
Reissuance of treasury stock		1,242			2,426	3,668		3,668
Transactions with noncontrolling interests shareholders and other		(6,950)				(6,950)	2,569	(4,381)
Restated balance at March 31, 2023	880,365	1,463,807	5,092,442	(614,570)	(223,507)	6,598,537	58,613	6,657,150

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2023	880,365	1,463,807	5,092,442	(614,570)	(223,507)	6,598,537	58,613	6,657,150
Comprehensive income:
Net income			970,573			970,573	9,921	980,494
Other comprehensive income, net of tax				276,728		276,728	2,916	279,644
Total comprehensive income			970,573	276,728		1,247,301	12,837	1,260,138
Transfer to retained earnings			38,221	(38,221)		-		-
Transactions with stockholders and other:
Exercise of stock acquisition rights and other	992	(1,939)	(144)		19,257	18,166		18,166
Stock-based compensation		13,956				13,956		13,956
Dividends declared			(98,685)			(98,685)	(5,786)	(104,471)
Purchase of treasury stock					(202,974)	(202,974)		(202,974)
Reissuance of treasury stock		1,786			3,290	5,076		5,076
Transactions with noncontrolling interests shareholders and other		5,800				5,800	103,264	109,064
Balance at March 31, 2024	881,357	1,483,410	6,002,407	(376,063)	(403,934)	7,587,177	168,928	7,756,105

Consolidated Statements of Cash Flows

	Yen in millions
	Fiscal year ended March 31
	2023 Restated	2024
Cash flows from operating activities:
Income before income taxes	1,274,496	1,268,662
Adjustments to reconcile income before income taxes to net cash provided by operating activities:
Depreciation and amortization, including amortization of contract costs	1,004,590	1,144,981
Other operating (income) expense, net	(12,021)	(29,404)
(Gain) loss on securities, net (other than Financial Services segment)	4,469	(73,166)
Share of profit of investments accounted for using the equity method, net of dividends	(17,696)	(715)
Changes in assets and liabilities:
Increase in trade receivables and contract assets	(70,349)	(243,646)
(Increase) decrease in inventories	(560,382)	75,641
Increase in investments and advances in the Financial Services segment	(1,093,792)	(1,748,913)
Increase in content assets	(594,547)	(486,183)
Increase (decrease) in trade payables	(107,250)	9,188
Increase in insurance contract liabilities, net of insurance contract assets	330,654	1,370,580
Increase in deposits from customers in the banking business	300,201	536,688
Increase (decrease) in borrowings in the life insurance business and the banking business	111,314	(41,516)
Increase (decrease) in taxes payable other than income taxes, net	4,183	(22,491)
(Increase) decrease in other financial assets and other current assets	5,932	(31,821)
Increase in other financial liabilities and other current liabilities	130,142	19,562
Income taxes paid	(297,881)	(293,997)
Other	(97,372)	(80,237)
Net cash provided by operating activities	314,691	1,373,213

(Continued on the following page.)

Consolidated Statements of Cash Flows (Continued)

	Yen in millions
	Fiscal year ended March 31
	2023 Restated	2024
Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets	(613,635)	(623,946)
Proceeds from sales of property, plant and equipment and other intangible assets	11,595	11,571
Payments for investments and advances (other than Financial Services segment)	(191,129)	(95,506)
Proceeds from sales or return of investments and collections of advances (other than Financial Services segment)	13,548	92,679
Payments for purchases of businesses and other	(283,402)	(199,255)
Proceeds from sales of businesses	1,221	-
Other	9,138	(4,429)
Net cash used in investing activities	(1,052,664)	(818,886)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings, net	32,391	(18,370)
Proceeds from issuance of long-term debt	361,776	225,176
Payments of long-term debt	(132,198)	(128,150)
Dividends paid	(86,568)	(98,620)
Payments for purchases of treasury stock	(99,248)	(202,974)
Other	8,147	12,229
Net cash provided by (used in) financing activities	84,300	(210,709)
Effect of exchange rate changes on cash and cash equivalents	84,937	82,595
Net increase (decrease) in cash and cash equivalents	(568,736)	426,213
Cash and cash equivalents at beginning of the fiscal year	2,049,636	1,480,900
Cash and cash equivalents at end of the fiscal year	1,480,900	1,907,113

Notes to Consolidated Financial Statements

Business Segment Information

(Business Segments)

Segment sales and financial services revenue

	Yen in millions
	Fiscal year ended March 31
	2023 Restated	2024	Change
Sales and financial services revenue:
Game & Network Services -
Customers	3,538,533	4,172,994	634,461
Intersegment	106,065	94,740	(11,325)
Total	3,644,598	4,267,734	623,136
Music -
Customers	1,364,815	1,594,955	230,140
Intersegment	15,817	24,003	8,186
Total	1,380,632	1,618,958	238,326
Pictures -
Customers	1,364,887	1,486,717	121,830
Intersegment	4,535	6,333	1,798
Total	1,369,422	1,493,050	123,628
Entertainment, Technology & Services -
Customers	2,436,739	2,414,946	(21,793)
Intersegment	39,286	38,772	(514)
Total	2,476,025	2,453,718	(22,307)
Imaging & Sensing Solutions -
Customers	1,301,481	1,503,906	202,425
Intersegment	100,706	98,832	(1,874)
Total	1,402,187	1,602,738	200,551
Financial Services -
Customers	878,532	1,760,731	882,199
Intersegment	10,550	9,223	(1,327)
Total	889,082	1,769,954	880,872
All Other -
Customers	72,338	75,784	3,446
Intersegment	15,285	13,586	(1,699)
Total	87,623	89,370	1,747
Corporate and elimination	(275,196)	(274,754)	442
Consolidated total	10,974,373	13,020,768	2,046,395

　　Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with the Entertainment, Technology & Services (“ET&S”) segment. ET&S intersegment amounts primarily consist of transactions with the G&NS segment. Imaging & Sensing Solutions (“I&SS”) intersegment amounts primarily consist of transactions with the G&NS segment and the ET&S segment. Corporate and elimination includes certain brand and patent royalty income.

Segment profit (loss)

	Yen in millions
	Fiscal year ended March 31
	2023 Restated	2024	Change
Operating income (loss):
Game & Network Services	250,006	290,184	40,178
Music	263,107	301,662	38,555
Pictures	119,255	117,702	(1,553)
Entertainment, Technology & Services	179,461	187,399	7,938
Imaging & Sensing Solutions	212,214	193,541	(18,673)
Financial Services	318,118	173,576	(144,542)
All Other	16,849	1,600	(15,249)
Total	1,359,010	1,265,664	(93,346)
Corporate and elimination	(56,621)	(56,833)	(212)
Consolidated operating income	1,302,389	1,208,831	(93,558)

　　Operating income (loss) is sales and financial services revenue less costs and expenses, and includes the share of profit (loss) of investments accounted for using the equity method.

Segment sales and financial services revenue

	Yen in millions
	Three months ended March 31
	2023 Restated	2024	Change
Sales and financial services revenue:
Game & Network Services -
Customers	1,035,737	1,058,968	23,231
Intersegment	37,461	38,363	902
Total	1,073,198	1,097,331	24,133
Music -
Customers	341,891	422,188	80,297
Intersegment	7,605	7,721	116
Total	349,496	429,909	80,413
Pictures -
Customers	357,135	404,059	46,924
Intersegment	1,905	2,662	757
Total	359,040	406,721	47,681
Entertainment, Technology & Services -
Customers	483,621	522,877	39,256
Intersegment	10,226	9,780	(446)
Total	493,847	532,657	38,810
Imaging & Sensing Solutions -
Customers	326,278	381,260	54,982
Intersegment	22,550	17,264	(5,286)
Total	348,828	398,524	49,696
Financial Services -
Customers	468,267	670,576	202,309
Intersegment	2,308	2,309	1
Total	470,575	672,885	202,310
All Other -
Customers	19,490	18,772	(718)
Intersegment	3,007	2,985	(22)
Total	22,497	21,757	(740)
Corporate and elimination	(76,636)	(78,818)	(2,182)
Consolidated total	3,040,845	3,480,966	440,121

　　G&NS intersegment amounts primarily consist of transactions with the ET&S segment. ET&S intersegment amounts primarily consist of transactions with the G&NS segment. I&SS intersegment amounts primarily consist of transactions with the G&NS segment and the ET&S segment. Corporate and elimination includes certain brand and patent royalty income.

Segment profit (loss)

	Yen in millions
	Three months ended March 31
	2023 Restated	2024	Change
Operating income (loss):
Game & Network Services	38,864	105,983	67,119
Music	60,440	71,199	10,759
Pictures	15,535	30,667	15,132
Entertainment, Technology & Services	(33,041)	(6,444)	26,597
Imaging & Sensing Solutions	31,687	34,734	3,047
Financial Services	51,814	26,107	(25,707)
All Other	74	(5,540)	(5,614)
Total	165,373	256,706	91,333
Corporate and elimination	(18,833)	(27,264)	(8,431)
Consolidated operating income	146,540	229,442	82,902

　　Operating income (loss) is sales and financial services revenue less costs and expenses, and includes the share of profit (loss) of investments accounted for using the equity method.

(Sales to Customers by Product Category)

　　The following table is a breakdown of sales and financial services revenue to external customers by product category for each segment. Sony management views each segment as a single operating segment.

	Yen in millions
	Fiscal year ended March 31
Sales and financial services revenue:	2023 Restated	2024	Change
Game & Network Services
Digital Software and Add-on Content	1,523,045	1,934,586	411,541
Network Services	464,676	545,537	80,861
Hardware and Others	1,550,812	1,692,871	142,059
Total	3,538,533	4,172,994	634,461
Music
Recorded Music - Streaming	598,868	709,453	110,585
Recorded Music - Others	286,270	356,646	70,376
Music Publishing	276,665	326,727	50,062
Visual Media and Platform	203,012	202,129	(883)
Total	1,364,815	1,594,955	230,140
Pictures
Motion Pictures	464,043	542,044	78,001
Television Productions	536,250	551,035	14,785
Media Networks	364,594	393,638	29,044
Total	1,364,887	1,486,717	121,830
Entertainment, Technology & Services
Televisions	733,251	624,264	(108,987)
Audio and Video	391,608	412,067	20,459
Still and Video Cameras	565,018	643,429	78,411
Mobile Communications	356,771	299,905	(56,866)
Other	390,091	435,281	45,190
Total	2,436,739	2,414,946	(21,793)
Imaging & Sensing Solutions	1,301,481	1,503,906	202,425
Financial Services	878,532	1,760,731	882,199
All Other	72,338	75,784	3,446
Corporate	17,048	10,735	(6,313)
Consolidated total	10,974,373	13,020,768	2,046,395

	Yen in millions
	Three months ended March 31
Sales and financial services revenue:	2023 Restated	2024	Change
Game & Network Services
Digital Software and Add-on Content	396,239	514,163	117,924
Network Services	118,946	149,969	31,023
Hardware and Others	520,552	394,836	(125,716)
Total	1,035,737	1,058,968	23,231
Music
Recorded Music - Streaming	148,680	184,188	35,508
Recorded Music - Others	73,883	103,859	29,976
Music Publishing	65,958	82,779	16,821
Visual Media and Platform	53,370	51,362	(2,008)
Total	341,891	422,188	80,297
Pictures
Motion Pictures	104,040	156,890	52,850
Television Productions	158,995	142,575	(16,420)
Media Networks	94,100	104,594	10,494
Total	357,135	404,059	46,924
Entertainment, Technology & Services
Televisions	114,515	116,313	1,798
Audio and Video	78,056	79,995	1,939
Still and Video Cameras	106,307	133,743	27,436
Mobile Communications	71,212	63,261	(7,951)
Other	113,531	129,565	16,034
Total	483,621	522,877	39,256
Imaging & Sensing Solutions	326,278	381,260	54,982
Financial Services	468,267	670,576	202,309
All Other	19,490	18,772	(718)
Corporate	8,426	2,266	(6,160)
Consolidated total	3,040,845	3,480,966	440,121

　　In the G&NS segment, Digital Software and Add-on Content includes distribution of software titles and add-on content through the network; Network Services includes network services relating to game, video and music content; Hardware and Others includes home gaming consoles, packaged software, game software sold bundled with home gaming consoles, peripheral devices and first-party software for third-party platforms. In the Music segment, Recorded Music - Streaming includes the distribution of digital recorded music by streaming; Recorded Music - Others includes the distribution of recorded music by physical media and digital download as well as revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles and game applications, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of live-action and animated motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television networks and direct-to-consumer streaming services worldwide. In the ET&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices; Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Mobile Communications includes smartphones and an internet-related service business; Other includes display products such as projectors and medical equipment.

(Condensed Financial Services Financial Statements)

　　The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not in accordance with IFRS, which is used by Sony to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Both financial statements include transactions between the Financial Services segment and Sony without the Financial Services segment. The figures shown in the respective presentations for the Financial Services segment and Sony without the Financial Services segment are prior to the elimination and/or offset of such transactions and deferred tax assets and deferred tax liabilities of each. The condensed consolidated financial statements column is presented net of the elimination and/or offset of such intercompany balances and deferred tax assets and liabilities.

Condensed Statements of Financial Position

	Yen in millions
	Financial Services			Sony without Financial Services			Consolidated
	April 1, 2022 Restated	March 31, 2023 Restated	March 31, 2024	April 1, 2022 Restated	March 31, 2023 Restated	March 31, 2024	April 1, 2022 Restated	March 31, 2023 Restated	March 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	¥889,140	¥756,493	¥913,815	¥1,160,496	¥724,407	¥993,298	¥2,049,636	¥1,480,900	¥1,907,113
Investments and advances in the Financial Services segment	360,681	328,358	398,153	-	-	-	360,681	328,358	398,153
Trade and other receivables, and contract assets	163,037	127,413	127,016	1,478,620	1,668,257	2,033,170	1,621,629	1,770,948	2,158,196
Inventories	-	-	-	874,007	1,468,042	1,518,644	874,007	1,468,042	1,518,644
Other financial assets	81,174	47,044	57,254	68,124	63,906	68,111	149,301	110,950	125,365
Other current assets	27,893	16,029	50,487	450,953	562,442	625,539	428,522	563,334	669,335
Total current assets	1,521,925	1,275,337	1,546,725	4,032,200	4,487,054	5,238,762	5,483,776	5,722,532	6,776,806
Non-current assets:
Investments accounted for using the equity method	-	-	4,905	268,513	325,220	418,839	268,513	325,220	423,744
Investments and advances in the Financial Services segment	18,251,612	18,237,761	18,939,794	-	-	-	18,251,612	18,237,761	18,939,794
Investments in Financial Services, at cost	-	-	-	550,483	550,483	550,483	-	-	-
Property, plant and equipment	18,010	15,316	14,162	1,095,241	1,329,219	1,508,151	1,113,213	1,344,864	1,522,640
Right-of-use assets	73,774	84,023	76,288	339,658	395,210	428,224	413,430	478,063	503,395
Goodwill and intangible assets, including content assets	72,578	78,197	77,323	2,672,466	3,322,639	3,953,492	2,745,044	3,400,836	4,030,815
Deferred tax assets	2,335	2,687	-	332,330	431,533	520,613	300,924	393,107	499,550
Other financial assets	37,037	46,941	52,882	663,233	789,470	848,599	696,306	832,344	897,341
Other non-current assets	167,744	172,565	165,049	284,834	319,306	421,258	379,137	419,368	513,405
Total non-current assets	18,623,090	18,637,490	19,330,403	6,206,758	7,463,080	8,649,659	24,168,179	25,431,563	27,330,684
Total assets	¥20,145,015	¥19,912,827	¥20,877,128	¥10,238,958	¥11,950,134	¥13,888,421	¥29,651,955	¥31,154,095	¥34,107,490

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥1,964,776	¥1,891,856	¥1,802,337	¥183,187	¥211,020	¥227,979	¥2,147,962	¥2,102,876	¥2,030,316
Trade and other payables	119,017	77,703	61,153	1,744,011	1,812,670	2,005,112	1,843,338	1,866,101	2,064,905
Deposits from customers in the banking business	2,886,361	3,163,237	3,670,567	-	-	-	2,886,361	3,163,237	3,670,567
Income taxes payables	3,789	15,213	10,050	101,648	139,330	142,024	105,437	154,543	152,074
Participation and residual liabilities in the Pictures segment	-	-	-	190,162	230,223	251,743	190,162	230,223	251,743
Other financial liabilities	98,029	77,605	77,523	29,050	30,444	38,522	127,079	108,049	116,044
Other current liabilities	218,865	194,174	209,555	1,297,115	1,514,792	1,704,158	1,465,326	1,693,380	1,906,396
Total current liabilities	5,290,837	5,419,788	5,831,185	3,545,173	3,938,479	4,369,538	8,765,665	9,318,409	10,192,045
Non-current liabilities:
Long-term debt	470,498	663,353	703,106	733,148	1,104,344	1,355,011	1,203,646	1,767,696	2,058,117
Defined benefit liabilities	37,167	37,183	39,284	217,381	198,938	208,299	254,548	236,121	247,583
Deferred tax liabilities	58,666	60,554	36,368	110,715	112,938	165,877	120,582	117,621	166,424
Insurance contract liabilities	13,042,875	12,364,973	12,931,995	-	-	-	13,042,875	12,364,973	12,931,995
Participation and residual liabilities in the Pictures segment	-	-	-	220,113	192,952	206,081	220,113	192,952	206,081
Other financial liabilities	147,712	175,026	214,414	86,391	199,327	175,263	231,463	371,580	386,761
Other non-current liabilities	5,864	7,225	7,607	121,558	142,096	176,767	106,481	127,593	162,379
Total non-current liabilities	13,762,782	13,308,314	13,932,774	1,489,306	1,950,595	2,287,298	15,179,708	15,178,536	16,159,340
Total liabilities	19,053,619	18,728,102	19,763,959	5,034,479	5,889,074	6,656,836	23,945,373	24,496,945	26,351,385
Equity:
Stockholders’ equity of Financial Services	1,087,948	1,180,905	1,113,169	-	-	-	-	-	-
Stockholders’ equity of Sony without Financial Services	-	-	-	5,155,149	6,006,267	7,062,657	-	-	-
Sony Group Corporation’s stockholders’ equity	-	-	-	-	-	-	5,653,804	6,598,537	7,587,177
Noncontrolling interests	3,448	3,820	-	49,330	54,793	168,928	52,778	58,613	168,928
Total equity	1,091,396	1,184,725	1,113,169	5,204,479	6,061,060	7,231,585	5,706,582	6,657,150	7,756,105
Total liabilities and equity	¥20,145,015	¥19,912,827	¥20,877,128	¥10,238,958	¥11,950,134	¥13,888,421	¥29,651,955	¥31,154,095	¥34,107,490

Condensed Statements of Income

	Yen in millions
	Fiscal year ended March 31
	Financial Services		Sony without Financial Services		Consolidated
	2023 Restated	2024	2023 Restated	2024	2023 Restated	2024

Sales	¥-	¥-	¥10,101,979	¥11,265,043	¥10,095,841	¥11,260,037
Financial services revenue	889,082	1,769,954	-	-	878,532	1,760,731
Total sales and financial services revenue	889,082	1,769,954	10,101,979	11,265,043	10,974,373	13,020,768

Cost of sales	-	-	7,186,767	8,101,990	7,174,723	8,089,317
Selling, general and administrative	-	-	1,961,906	2,148,472	1,969,170	2,156,156
Financial services expenses	575,111	1,615,594	-	-	564,561	1,606,370
Other operating (income) expense, net	(4,147)	(19,271)	(5,566)	(10,133)	(12,021)	(29,404)
Total costs and expenses	570,964	1,596,323	9,143,107	10,240,329	9,696,433	11,822,439

Share of profit (loss) of investments accounted for using the equity method	-	(55)	24,449	10,557	24,449	10,502

Operating income	318,118	173,576	983,321	1,035,271	1,302,389	1,208,831

Financial income (expenses), net	-	-	13,437	109,864	(27,893)	59,831

Income before income taxes	318,118	173,576	996,758	1,145,135	1,274,496	1,268,662

Income taxes	89,897	49,063	172,528	239,105	262,723	288,168

Net income	228,221	124,513	824,230	906,030	1,011,773	980,494

Net income of Financial Services	¥227,849	¥123,986	¥-	¥-	¥-	¥-

Net income of Sony without Financial Services	¥-	¥-	¥818,106	¥896,636	¥-	¥-

Net income attributable to Sony Group Corporation’s stockholders	¥-	¥-	¥-	¥-	¥1,005,277	¥970,573

Net income attributable to noncontrolling interests	¥372	¥527	¥6,124	¥9,394	¥6,496	¥9,921

	Yen in millions
	Three months ended March 31
	Financial Services		Sony without Financial Services		Consolidated
	2023 Restated	2024	2023 Restated	2024	2023 Restated	2024

Sales	¥-	¥-	¥2,574,348	¥2,810,987	¥2,572,578	¥2,810,390
Financial services revenue	470,575	672,885	-	-	468,267	670,576
Total sales and financial services revenue	470,575	672,885	2,574,348	2,810,987	3,040,845	3,480,966

Cost of sales	-	-	1,935,980	1,995,563	1,932,866	1,992,922
Selling, general and administrative	-	-	549,399	605,728	550,759	607,776
Financial services expenses	418,618	666,325	-	-	416,310	664,015
Other operating (income) expense, net	143	(19,602)	115	6,011	257	(13,591)
Total costs and expenses	418,761	646,723	2,485,494	2,607,302	2,900,192	3,251,122

Share of profit (loss) of investments accounted for using the equity method	-	(55)	5,887	(347)	5,887	(402)

Operating income	51,814	26,107	94,741	203,338	146,540	229,442

Financial income (expenses), net	-	-	16,136	47,036	16,138	47,036

Income before income taxes	51,814	26,107	110,877	250,374	162,678	276,478

Income taxes	16,350	6,188	4,366	76,265	20,716	82,453

Net income	35,464	19,919	106,511	174,109	141,962	194,025

Net income of Financial Services	¥35,326	¥19,843	¥-	¥-	¥-	¥-

Net income of Sony without Financial Services	¥-	¥-	¥105,668	¥169,165	¥-	¥-

Net income attributable to Sony Group Corporation’s stockholders	¥-	¥-	¥-	¥-	¥140,981	¥189,005

Net income attributable to noncontrolling interests	¥138	¥76	¥843	¥4,944	¥981	¥5,020

Condensed Statements of Cash Flows

	Yen in millions
	Fiscal year ended March 31
	Financial Services		Sony without Financial Services		Consolidated
	2023 Restated	2024	2023	2024	2023 Restated	2024
Cash flows from operating activities:
Income (loss) before income taxes	¥318,118	¥173,576	¥996,758	¥1,145,135	¥1,274,496	¥1,268,662
Adjustments to reconcile income (loss) before income taxes to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of contract costs	26,333	27,689	978,257	1,117,292	1,004,590	1,144,981
Other operating (income) expense, net	(4,147)	(19,271)	(5,566)	(10,133)	(12,021)	(29,404)
(Gain) loss on securities, net (other than Financial Services segment)	-	-	4,469	(73,166)	4,469	(73,166)
Changes in assets and liabilities:
(Increase) decrease in trade receivables and contract assets	35,623	(20,843)	(110,668)	(200,071)	(70,349)	(243,646)
(Increase) decrease in inventories	-	-	(560,382)	75,641	(560,382)	75,641
(Increase) decrease in investments and advances in the Financial Services segment	(1,093,792)	(1,748,913)	-	-	(1,093,792)	(1,748,913)
(Increase) decrease in content assets	-	-	(594,547)	(486,183)	(594,547)	(486,183)
Increase (decrease) in trade payables	(40,059)	27,116	(62,691)	(40,882)	(107,250)	9,188
Increase (decrease) in insurance contract liabilities, net of insurance contract assets	330,654	1,370,580	-	-	330,654	1,370,580
Increase (decrease) in deposits from customers in the banking business	300,201	536,688	-	-	300,201	536,688
Increase (decrease) in borrowings in the life insurance business and the banking business	111,314	(41,516)	-	-	111,314	(41,516)
Increase (decrease) in taxes payable other than income taxes, net	112	387	4,071	(22,878)	4,183	(22,491)
Other	(40,639)	(59,081)	(234,228)	(326,927)	(276,875)	(387,208)
Net cash provided by (used in) operating activities	(56,282)	246,412	415,473	1,177,828	314,691	1,373,213

Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets	(24,195)	(18,167)	(590,320)	(606,844)	(613,635)	(623,946)
Payments for investments and advances (other than Financial Services segment)	-	-	(191,129)	(95,506)	(191,129)	(95,506)
Proceeds from sales or return of investments and collections of advances (other than Financial Services segment)	-	-	13,548	92,679	13,548	92,679
Other	393	(7,560)	(264,125)	(184,553)	(261,448)	(192,113)
Net cash provided by (used in) investing activities	(23,802)	(25,727)	(1,032,026)	(794,224)	(1,052,664)	(818,886)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	(11,226)	(11,633)	273,195	90,289	261,969	78,656
Dividends paid	(41,335)	(50,037)	(86,568)	(98,620)	(86,568)	(98,620)
Other	(2)	(1,693)	(91,100)	(188,977)	(91,101)	(190,745)
Net cash provided by (used in) financing activities	(52,563)	(63,363)	95,527	(197,308)	84,300	(210,709)

Effect of exchange rate changes on cash and cash equivalents	-	-	84,937	82,595	84,937	82,595

Net increase (decrease) in cash and cash equivalents	(132,647)	157,322	(436,089)	268,891	(568,736)	426,213
Cash and cash equivalents at beginning of the fiscal year	889,140	756,493	1,160,496	724,407	2,049,636	1,480,900
Cash and cash equivalents at end of the fiscal year	¥756,493	¥913,815	¥724,407	¥993,298	¥1,480,900	¥1,907,113

Going Concern Assumption

　　Not Applicable

Accounting Policy and Other Information

(Changes in accounting policies)

Sony newly adopted the following accounting standards and interpretations from the fiscal year ending March 31, 2024:

IFRS 17 “Insurance Contracts”

The IASB issued IFRS 17 “Insurance Contracts” (“IFRS 17”) in May 2017 and Amendments to IFRS 17 in June 2020 and December 2021. IFRS 17 replaces IFRS 4 “Insurance Contracts” and sets out principles for the recognition, measurement, presentation, and disclosure of insurance contracts within the scope of IFRS 17. IFRS 17 provides a general model, supplemented by a specific approach for contracts with direct participation features (the variable fee approach), and a simplified approach (the premium allocation approach) mainly for short-duration contracts.

IFRS 17 was effective for Sony as of April 1, 2023. Sony has retrospectively applied changes in accounting policies resulting from the adoption of IFRS 17 unless it was impracticable. Sony applied the modified retrospective approach, which uses reasonable and supportable information, or the fair value approach, which uses the fair value as of April 1, 2022, the transition date for IFRS 17, to identify, recognize, and measure certain groups of insurance contracts as of the transition date for IFRS 17, for which it was impracticable to apply the full retrospective approach. Therefore, Sony has restated the consolidated financial statements for comparative periods and the consolidated statement of financial position as of April 1, 2022 on the basis of the retrospective application of IFRS 17. The effects of the retrospective application of IFRS 17 on Sony’s total equity as of April 1, 2022 are presented in the consolidated statements of changes in stockholders’ equity.

(Net Income Attributable to Sony Group Corporation’s Stockholders and Weighted-average Number of Outstanding Shares Used for the Computation of EPS of Common Stock)

	Yen in millions
	Fiscal year ended March 31
	2023 Restated	2024
Net income attributable to Sony Group Corporation’s stockholders	1,005,277	970,573
Adjustment amount to net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation:
Zero coupon convertible bonds	51	-
Net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation	1,005,328	970,573

	Thousands of shares
	Fiscal year ended March 31
	2023	2024
Weighted-average shares outstanding for basic EPS computation	1,235,701	1,231,242
Effect of dilutive securities:
Stock options	3,617	3,680
Restricted stock units	29	409
Zero coupon convertible bonds	2,030	-
Weighted-average shares for diluted EPS computation	1,241,377	1,235,331

	Yen in millions
	Three months ended March 31
	2023 Restated	2024
Net income attributable to Sony Group Corporation’s stockholders for basic and diluted EPS computation	140,981	189,005

	Thousands of shares
	Three months ended March 31
	2023	2024
Weighted-average shares outstanding for basic EPS computation	1,234,274	1,226,332
Effect of dilutive securities:
Stock options	3,521	3,588
Restricted stock units	100	564
Weighted-average shares for diluted EPS computation	1,237,895	1,230,484

(Segmentation)

The G&NS segment includes the network services businesses, the manufacture and sales of home gaming products and the production and sales of digital software and add-on content. The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The ET&S segment includes the Televisions business, the Audio and Video business, the Still and Video Cameras business, the smartphone business and the internet-related service business. The I&SS segment includes the image sensors business. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in Japan and the banking business in Japan. All Other consists of various operating activities, including the disc manufacturing and recording media businesses. Sony’s products and services are generally unique to a single operating segment.

(Change in presentation)

Consolidated Statements of Cash Flows

Certain reclassifications of the consolidated statements of cash flows for the fiscal year ended March 31, 2023 have been made to conform to the presentation for the fiscal year ended March 31, 2024.

Subsequent Events

(Cancellation of shares of its common stock)

Based on the resolution of Sony Group Corporation’s Representative Corporate Executive Officer delegated by the Board of Directors and the Companies Act of Japan, Sony Group Corporation canceled shares of its common stock held as treasury stock as follows.

1. Number of shares canceled: 12,612,300 shares

2. Cancellation date: April 10, 2024

(Setting of parameters for repurchase of shares of its own common stock)

Sony Group Corporation approved the setting of the following parameters for repurchase of its own common stock pursuant to the Companies Act of Japan and Sony Group Corporation’s Articles of Incorporation at the meeting of its Board of Directors held on May 14, 2024.

1.Total number of shares for repurchase: 30 million shares (maximum)

2.Total purchase price for repurchase of shares: 250 billion yen (maximum)

3.Period of repurchase: May 15, 2024 to May 14, 2025

* The Total number of shares for repurchase shown in 1. above after the effective date of the stock split (October 1, 2024) described below will be 150 million shares (maximum).

(Stock Split)

Sony Group Corporation approved the implementation of a stock split of its common stock as follows at the meeting of its Board of Directors held on May 14, 2024.

1. Method of Stock Split

Each share of Sony Group Corporation’s common stock owned by shareholders whose names appear on the register of shareholders as of the close of the record date of September 30, 2024, will be split into five (5) shares per share.

2. Number of shares to be increased by Stock Split

(i) Total number of issued shares before stock split:	1,248,619,589 shares
(ii) Number of shares to be increased by stock split:	4,994,478,356 shares
(iii) Total number of issued shares following stock split:	6,243,097,945 shares
(iv) Total number of authorized shares following stock split:	18,000,000,000 shares

* Total number of issued shares shown above is based on the total number of issued shares as of April 30, 2024, and may increase by the record date of the stock split due to the exercise of stock acquisition rights.

3. Schedule of Stock Split

(i) Public notice of record date:	September 13, 2024
(ii) Record date:	September 30, 2024
(iii) Effective date:	October 1, 2024

4. Partial Amendment to Articles of Incorporation

Sony Group Corporation plans to amend its Articles of Incorporation to increase the total number of shares authorized to be issued by Sony Group Corporation from 3.6 billion to 18.0 billion, in accordance with Article 184, Paragraph 2 of the Companies Act of Japan, effective on October 1, 2024, which is the effective date of the stock split.

Consolidated Results for the Fiscal Year Ended March 31, 2024

As the results for the fiscal year ended March 31, 2023 are restated in accordance with IFRS 17, they differ from those disclosed in the earnings release for the fiscal year ended March 31, 2023.

	(Yen in billions, except per share amounts) Fiscal Year ended March 31
Consolidated	2023 Restated	2024	Change
Sales *1	10,974.4	13,020.8	+2,046.4
Operating income	1,302.4	1,208.8	-93.6
Operating income margin	11.9%	9.3%	-2.6	pts
Income before income taxes	1,274.5	1,268.7	-5.8
Net income attributable to Sony Group Corporation’s stockholders	1,005.3	970.6	-34.7
Adjusted OIBDA *2	1,816.9	1,826.1	+9.3
Adjusted EBITDA *2	1,797.6	1,818.0	+20.4
Net income attributable to Sony Group Corporation’s stockholders per share of common stock:
- Basic	¥813.53	¥788.29	¥-25.24
- Diluted	809.85	785.68	-24.17

	(Yen in billions, except per share amounts) Fiscal Year ended March 31
Sony without Financial Services *3	2023 Restated	2024	Change
Sales *1	10,102.0	11,265.0	+1,163.1
Operating income	983.3	1,035.3	+52.0
Operating income margin	9.7%	9.2%	-0.5	pts
Income before income taxes	996.8	1,145.1	+148.4
Net income attributable to Sony Group Corporation’s stockholders	818.1	896.6	+78.5
Adjusted OIBDA *2	1,493.5	1,644.6	+151.1
Adjusted EBITDA *2	1,515.6	1,686.5	+170.9
Net income attributable to Sony Group Corporation’s stockholders per share of common stock:
- Basic	662.06	728.24	+66.18
- Diluted	659.07	725.83	+66.76
Net cash provided by operating activities	415.5	1,177.8	+762.4
Net cash used in investing activities	(1,032.0)	(794.2)	+237.8
Total	(616.6)	383.6	+1,000.2

*1 “Sales and Financial Services revenue” are shown as “Sales” (the same applies below).

*2 Adjusted OIBDA (Operating Income Before Depreciation and Amortization) and Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) are not measures in accordance with IFRS. However, Sony believes that these disclosures may be useful information to investors. Please refer to “Supplemental Information” on pages 12 to 14 for more details, including the formulas and reconciliations for Adjusted OIBDA and Adjusted EBITDA (the same applies below).

*3 Figures for Sony without Financial Services are not measures in accordance with IFRS. However, Sony believes that these disclosures may be useful information to investors. Please refer to page F-16 for details about the preparation of the Condensed Financial Statements (the same applies below).

The average foreign exchange rates during the fiscal years ended March 31, 2023 and 2024 are presented below.

	Fiscal Year ended March 31
	2023	2024	Change
1 U.S. dollar	¥135.4	¥144.4	9.0 yen depreciation
1 Euro	140.9	156.6	15.7 yen depreciation

Sales increased 2 trillion 46.4 billion yen (19%) compared to the previous fiscal year (“year-on-year”) to 13 trillion 20.8 billion yen. This significant increase was mainly due to significant increases in sales in the Financial Services, Game & Network Services (“G&NS”), Music and Imaging & Sensing Solutions (“I&SS”) segments. On a constant currency basis, sales increased approximately 13% year-on-year. For further details about the impact of foreign exchange rate fluctuations on sales and operating income (loss), see Note on page 10.

Operating income decreased 93.6 billion yen year-on-year to 1 trillion 208.8 billion yen. This decrease was mainly due to a significant decrease in operating income in the Financial Services segment and a decrease in operating income in the I&SS segment, partially offset by increases in operating income in the G&NS and Music segments.

Operating income for the current fiscal year included the following:

• Remeasurement gain resulting from the consolidation of a company previously accounted for using the equity method: 6.0 billion yen (Music segment)

• Realized and remeasurement gains resulting from the transfer of a portion of shares of Sony Payment Services Inc. (“Sony Payment Services”): 19.8 billion yen (Financial Services segment)

Operating income for the previous fiscal year included the following:

• Impact of litigation settlements, net of expenses, received in relation to lawsuits for Recorded Music and Music Publishing: 5.7 billion yen (Music segment)

• Recovery of an unauthorized withdrawal of funds at a subsidiary of Sony Life Insurance Co., Ltd. (“Sony Life”) which occurred in the previous fiscal year: 22.1 billion yen (Financial Services segment)

The share of profit (loss) of investments accounted for using the equity method, recorded within operating income, decreased 13.9 billion yen year-on-year to 10.5 billion yen. This significant decrease was mainly due to a decrease in the share of profit of investments in All Other.

The net effect of financial income and expenses was income of 59.8 billion yen, compared to an expense of 27.9 billion yen in the previous fiscal year. This significant improvement was primarily due to the recording of unrealized gains mainly on Sony’s shares of Spotify Technology S.A. in the current fiscal year, compared to the recording of unrealized losses on such shares in the previous fiscal year.

Income before income taxes was 1 trillion 268.7 billion yen, essentially flat year-on-year.

During the current fiscal year, Sony recorded 288.2 billion yen of income tax expense, resulting in an effective tax rate of 22.7%, which was higher than the effective tax rate of 20.6% in the previous fiscal year. This higher tax rate was mainly due to the absence of a decrease in deferred tax liabilities that occurred in the previous fiscal year related to Japan controlled foreign company taxation, partially offset mainly by a 7.6 billion yen decrease in tax expense in the current fiscal year from the dissolution of a subsidiary.

Net income attributable to Sony Group Corporation’s stockholders, which deducts net income attributable to noncontrolling interests, decreased 34.7 billion yen year-on-year to 970.6 billion yen.

Adjusted OIBDA was 1 trillion 826.1 billion yen, essentially flat year-on-year. This result was mainly due to a significant increase in Adjusted OIBDA in the G&NS segment as well as increases in Adjusted OIBDA in the Music and I&SS segments, substantially offset by a significant decrease in Adjusted OIBDA in the Financial Services segment. Adjusted EBITDA was 1 trillion 818.0 billion yen, essentially flat year-on-year. This result was mainly due to the same factors affecting Adjusted OIBDA and a decrease in net foreign exchange losses recorded within financial expenses.

Cash Flows

For Consolidated Statements of Cash Flows, charts showing Sony’s cash flow information for all segments, all segments excluding the Financial Services segment and the Financial Services segment alone, please refer to pages F-8 and F-19.

Operating Activities: During the current fiscal year, there was a net cash inflow of 1 trillion 373.2 billion yen from operating activities, an increase of 1 trillion 58.5 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a net cash inflow of 1 trillion 177.8 billion yen, an increase of 762.4 billion yen year-on-year. This increase was primarily due to a decrease in inventories compared to an increase in the previous fiscal year and a year-on-year increase in income before income taxes after taking into account non-cash adjustments (including depreciation and amortization, including amortization of contract costs, other operating (income) expense, net and (gain) loss on securities, net). This increase in net cash inflow was partially offset by the negative impact of a larger increase in trade receivables and contract assets.

The Financial Services segment had a net cash inflow of 246.4 billion yen, compared to a net cash outflow of 56.3 billion yen in the previous fiscal year. This change was mainly due to a year-on-year increase in sales of investments in the Financial Services segment.

Investing Activities: During the current fiscal year, Sony used 818.9 billion yen of net cash in investing activities, a decrease of 233.8 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 794.2 billion yen, a decrease of 237.8 billion yen year-on-year. This decrease was mainly due to the acquisition of shares of Bungie, Inc., an additional investment in Epic Games, Inc. and a payment related to the acquisition of Industrial Media, all of which were incurred in the previous fiscal year.

The Financial Services segment used 25.7 billion yen of net cash in investing activities, essentially flat year-on-year.

Financing Activities: Net cash outflow from financing activities during the current fiscal year was 210.7 billion yen, compared to a net cash inflow of 84.3 billion yen in the previous fiscal year.

For all segments excluding the Financial Services segment, there was a 197.3 billion yen net cash outflow, compared to a net cash inflow of 95.5 billion yen in the previous fiscal year. The cash outflow in the current fiscal year was primarily due to the procurement of long-term bank loans in the previous fiscal year and a year-on-year increase in payments for the repurchase of Sony’s own common stock.

In the Financial Services segment, there was a 63.4 billion yen net cash outflow, an increase of 10.8 billion yen year-on-year. This increase was mainly due to an increase in dividend payments.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents as of March 31, 2024 was 1 trillion 907.1 billion yen. Cash and cash equivalents of all segments excluding the Financial Services segment was 993.3 billion yen as of March 31, 2024, an increase of 268.9 billion yen compared with the balance as of March 31, 2023. Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 913.8 billion yen as of March 31, 2024, an increase of 157.3 billion yen compared with the balance as of March 31, 2023.

Outlook for the Fiscal Year Ending March 31, 2025

The forecast for consolidated results for the fiscal year ending March 31, 2025 is as follows:

	(Yen in billions)
Consolidated	March 31, 2024 Results	March 31, 2025 May Forecast	Change from March 31, 2024 Results
Sales	13,020.8	12,310	¥-710.8 bil	-5.5%
Operating income	1,208.8	1,275	+66.2 bil	+5.5
Operating income margin	9.3%	10.4%	+1.1 pts	-
Income before income taxes	1,268.7	1,255	-13.7 bil	-1.1
Net income attributable to Sony Group Corporation’s stockholders	970.6	925	-45.6 bil	-4.7
Adjusted OIBDA	1,826.1	1,940	+113.9 bil	+6.2
Adjusted EBITDA	1,818.0	1,930	+112.0 bil	+6.2

	(Yen in billions)
Sony without Financial Services	March 31, 2024 Results	March 31, 2025 May Forecast	Change from March 31, 2024 Results
Sales	11,265.0	11,400	¥	+135.0 bil	+1.2%
Operating income	1,035.3	1,130		+94.7 bil	+9.2
Operating income margin	9.2%	9.9%		+0.7 pts	-
Income before income taxes	1,145.1	1,110		-35.1 bil	-3.1
Net income attributable to Sony Group Corporation’s stockholders	896.6	820		-76.6 bil	-8.5
Adjusted OIBDA	1,644.6	1,770		+125.4 bil	+7.6
Adjusted EBITDA	1,686.5	1,760		+73.5 bil	+4.4
Net cash provided by operating activities	1,177.8	1,400		+222.2 bil	+18.9

Assumed foreign currency exchange rates for the fiscal year ending March 31, 2025 are below.

	(For your reference) Average foreign currency exchange rates for the fiscal year ended March 31, 2024	Assumed foreign currency exchange rates for the fiscal year ending March 31, 2025
1 U.S. dollar	144.4 yen	approximately 145 yen
1 Euro	156.6 yen	approximately 157 yen

Sales are expected to decrease year-on-year primarily due to an expected significant decrease in sales in the Financial Services segment and expected decreases in the Entertainment, Technology & Services and G&NS segments, partially offset by an expected significant increase in sales in the I&SS segment and an expected increase in sales in the Music segment.

Operating income is expected to increase year-on-year primarily due to an expected significant increase in operating income in the I&SS segment and expected increases in operating income in the G&NS and Music segments, partially offset by an expected decrease in operating income in the Financial Services segment as well as a significant increase in the operating loss in All Other, Corporate and elimination.

Income before income taxes is expected to be essentially flat year-on-year, mainly due to an expected decrease in financial income as a result of unrealized gains and losses on securities not being included in the May forecast, compared to the previous fiscal year in which Sony recorded 71.4 billion yen of unrealized gains on securities, substantially offset by the impact of the above-mentioned increase in operating income.

Net income attributable to Sony Group Corporation’s stockholders is expected to decrease year-on-year, mainly due to an expected increase in income taxes resulting from a decrease in tax credits in both Japan and the United States.

Adjusted OIBDA is expected to increase year-on-year primarily due to an expected significant increase in Adjusted OIBDA in the I&SS segment as well as expected increases in Adjusted OIBDA in the Music and G&NS segments, partially offset by an expected significant increase in Adjusted OIBDA loss in All Other, Corporate and elimination as well as an expected decrease in Adjusted OIBDA in the Financial Services segment. Adjusted EBITDA is expected to increase year-on-year due to the same factors affecting Adjusted OIBDA.

Business Segment Information

Sales in each business segment represents sales recorded before intersegment transactions are eliminated. Operating income (loss) in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses. For details regarding each segment’s product categories, please refer to page F-14.

Please refer to “Supplemental Information” on pages 12 to 14 for details of the reconciliation of Adjusted OIBDA from operating income in accordance with IFRS for the fiscal years ended March 31, 2023 and 2024, respectively. As the results for the fiscal year ended March 31, 2023 are restated in accordance with IFRS 17, they differ from those disclosed in the earnings release for the fiscal year ended March 31, 2023.

	(Yen in billions)
	March 31, 2023 Results Restated	March 31, 2024 Results	March 31, 2025 May Forecast
Game & Network Services (G&NS)
Sales	3,644.6	4,267.7	4,200
Operating income	250.0	290.2	310
Adjusted OIBDA	337.0	407.9	420
Music
Sales	1,380.6	1,619.0	1,690
Operating income	263.1	301.7	315
Adjusted OIBDA	316.4	368.7	400
Pictures
Sales	1,369.4	1,493.1	1,480
Operating income	119.3	117.7	120
Adjusted OIBDA	168.2	171.2	170
Entertainment, Technology & Services (ET&S)
Sales	2,476.0	2,453.7	2,370
Operating income	179.5	187.4	190
Adjusted OIBDA	276.9	289.1	290
Imaging & Sensing Solutions (I&SS)
Sales	1,402.2	1,602.7	1,840
Operating income	212.2	193.5	270
Adjusted OIBDA	408.9	441.4	545
All Other, Corporate and elimination
Operating loss	(39.8)	(55.2)	(75)
Adjusted OIBDA	(12.9)	(33.7)	(55)
Sony without Financial Services*1
Sales	10,102.0	11,265.0	11,400
Operating income	983.3	1,035.3	1,130
Adjusted OIBDA	1,493.5	1,644.6	1,770
Adjusted EBITDA*2	1,515.6	1,686.5	1,760
Financial Services*1
Financial services revenue	889.1	1,770.0	910
Operating income	318.1	173.6	145
Adjusted OIBDA	322.4	181.5	170
Consolidated*1
Sales	10,974.4	13,020.8	12,310
Operating income	1,302.4	1,208.8	1,275
Adjusted OIBDA	1,816.9	1,826.1	1,940
Adjusted EBITDA*2	1,797.6	1,818.0	1,930

*1 Transactions between the Financial Services segment and Sony without the Financial Services segment are included in those respective figures, but are eliminated in the consolidated figures. Because such eliminations are included in All Other, Corporate and elimination in full in the above chart, the figures for Sony without the Financial Services segment differ from the sum of the figures for all segments excluding the Financial Services segment (the same applies below).

*2 The differences between Adjusted EBITDA and Adjusted OIBDA on a consolidated basis represent financial income and financial expenses (excluding interest expenses, net, and gains on revaluation of equity instruments, net). Adjusted EBITDA by segment is not calculated and disclosed because Sony does not include financial income and financial expenses in its performance evaluations by segment, mainly due to the fact that Sony manages its foreign exchange exposure centrally and globally, except for the Financial Services segment.

Game & Network Services (G&NS)

Results for the fiscal year ended March 31, 2024

Sales increased 623.1 billion yen (17%) year-on-year to 4 trillion 267.7 billion yen (a 9% increase on a constant currency basis). This significant increase in sales was mainly due to an increase in sales of non-first-party titles, including add-on content, and the impact of foreign exchange rates.

Operating income increased 40.2 billion yen year-on-year to 290.2 billion yen. This increase in operating income was mainly due to the impact of the above-mentioned increase in sales of non-first-party titles and the positive impact of foreign exchange rates, partially offset by the impact of an increase in losses from hardware, mainly due to promotions, and the impact of a decrease in sales of first-party titles. During the current fiscal year, there was a 38.6 billion yen positive impact from foreign exchange rate fluctuations.

Adjusted OIBDA significantly increased 70.9 billion yen year-on-year to 407.9 billion yen due to the same factors affecting operating income.

Forecast for the fiscal year ending March 31, 2025

Sales are expected to decrease mainly due to an expected decrease in sales of hardware resulting from lower unit sales, partially offset by an expected increase in sales of non-first-party titles including add-on content. Operating income and Adjusted OIBDA are expected to increase mainly due to a decrease in losses from hardware resulting from the above-mentioned expected lower unit sales and the impact of an expected increase in Network Services sales, primarily from PlayStation®Plus, partially offset by the impact of an expected decrease in sales of first-party titles.

Music

The Music segment results include the yen-based results of Sony Music Entertainment (Japan) Inc. and the yen-translated results of Sony Music Entertainment (“SME”) and Sony Music Publishing LLC (“SMP”), which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis.

Results for the fiscal year ended March 31, 2024

Sales increased 238.3 billion yen year-on-year (17%) to 1 trillion 619.0 billion yen (a 12% increase on a constant currency basis). This significant increase in sales was primarily due to an increase in revenues from streaming services, primarily from paid subscriptions, in Recorded Music and Music Publishing and the impact of foreign exchange rates, as well as an increase in revenues from merchandise, live and other sales in Recorded Music.

Operating income increased 38.6 billion yen year-on-year to 301.7 billion yen. This increase in operating income was primarily due to the impact of the above-mentioned increases in sales for Recorded Music and Music Publishing, as well as the positive impact of foreign exchange rates and a 6.0 billion yen remeasurement gain resulting from the consolidation of a company previously accounted for using the equity method. These factors were partially offset by an increase in selling, general and administrative expenses, as well as the impact of litigation settlements, net of expenses, of 5.7 billion yen received in the previous fiscal year in relation to lawsuits for Recorded Music and Music Publishing.

Adjusted OIBDA increased 52.3 billion yen year-on-year to 368.7 billion yen, mainly due to the same factors affecting operating income, excluding the above-mentioned impact of litigation settlements and the remeasurement gain.

Forecast for the fiscal year ending March 31, 2025

Sales are expected to increase year-on-year mainly due to higher revenues primarily from streaming services in Recorded Music and Music Publishing. Operating income is expected to increase year-on-year mainly due to the impact of the above-mentioned increase in sales, partially offset by an expected increase in depreciation and amortization expenses as well as the absence of the 6.0 billion yen remeasurement gain resulting from the consolidation of a company previously accounted for using the equity method, which was recorded in the fiscal year ended March 31, 2024. Adjusted OIBDA is also expected to increase year-on-year primarily due to the same factors affecting operating income, excluding the above-mentioned increase in depreciation and amortization expenses and the remeasurement gain.

Pictures

The Pictures segment results are the yen-translated results of Sony Pictures Entertainment Inc. (“SPE”), which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Results for the fiscal year ended March 31, 2024

Sales increased 123.6 billion yen, a 9% increase year-on-year (a 2% increase on a U.S. dollar basis), to 1 trillion 493.1 billion yen. This increase in sales on a U.S. dollar basis was primarily due to an increase in theatrical releases and higher revenues for Crunchyroll resulting from paid subscriber growth. These increases in sales were partially offset by a decrease in series deliveries in Television Productions due to the impact of the strikes in Hollywood and lower licensing revenues from catalog product in Motion Pictures compared to the previous fiscal year, which benefitted from the contribution of several franchise films released theatrically in the fiscal year ended March 31, 2022.

Operating income was 117.7 billion yen, essentially flat year-on-year (a 10% decrease on a U.S. dollar basis). This decrease in operating income on a U.S. dollar basis was primarily due to higher marketing costs in support of a greater number of theatrical releases, substantially offset by the impact of the above-mentioned increase in sales.

Adjusted OIBDA was 171.2 billion yen, essentially flat year-on-year (a 6% decrease on a U.S. dollar basis), primarily due to the same factors affecting operating income.

Forecast for the fiscal year ending March 31, 2025

Sales are expected to be essentially flat year-on-year due to a decrease in series deliveries in Television Productions mainly due to the impact of the strikes in Hollywood, substantially offset by expected higher sales in Media Networks, primarily from Crunchyroll, and expected higher sales for films to be released theatrically in the fiscal year ending March 31, 2025 including several franchise films. Operating income and Adjusted OIBDA are expected to be essentially flat year-on-year due to the impact of the above-mentioned increase in sales for Media Networks, substantially offset by the impact of the above-mentioned decrease in sales for Television Productions.

Entertainment, Technology & Services (ET&S)

Results for the fiscal year ended March 31, 2024

Sales were 2 trillion 453.7 billion yen, essentially flat year-on-year (a 5% decrease on a constant currency basis). This result was primarily due to a decrease in sales of televisions resulting from lower unit sales, partially offset by the impact of foreign exchange rates.

Operating income increased 7.9 billion yen year-on-year to 187.4 billion yen. This increase in operating income was primarily due to the positive impact of foreign exchange rates and reductions in operating expenses, partially offset by the impact of the above-mentioned lower unit sales of televisions. During the current fiscal year, there was a 20.5 billion yen positive impact from foreign exchange rate fluctuations.

Adjusted OIBDA increased 12.2 billion yen year-on-year to 289.1 billion yen, primarily due to the same factors affecting operating income.

Forecast for the fiscal year ending March 31, 2025

Sales are expected to decrease primarily due to a decrease in sales of televisions resulting from lower unit sales. Operating income and Adjusted OIBDA are expected to be essentially flat year-on-year due to reductions in operating expenses, substantially offset by the impact of the above-mentioned lower unit sales of televisions.

Imaging & Sensing Solutions (I&SS)

Results for the fiscal year ended March 31, 2024

Sales increased 200.6 billion yen (14%) year-on-year to 1 trillion 602.7 billion yen (a 7% increase on a constant currency basis). This significant increase in sales was mainly due to an increase in sales of image sensors for mobile products resulting from an increase in unit sales as well as an improvement in the product mix, and the impact of foreign exchange rates.

Operating income decreased 18.7 billion yen year-on-year to 193.5 billion yen. This decrease in operating income was mainly due to an increase in depreciation and amortization expenses, an increase in costs associated with the launch of mass production of a new image sensor for mobile products, as well as an increase in manufacturing costs. These negative factors were partially offset by the impact of the above-mentioned increase in sales and the positive impact of foreign exchange rates. During the current fiscal year, there was a 62.3 billion yen positive impact from foreign exchange rate fluctuations.

Adjusted OIBDA increased 32.6 billion yen year-on-year to 441.4 billion yen, mainly due to the impact of the above-mentioned increase in sales and the positive impact of foreign exchange rates. These positive factors were partially offset by the above-mentioned increase in costs associated with the launch of mass production of a new image sensor for mobile products and increase in manufacturing costs.

Forecast for the fiscal year ending March 31, 2025

Sales are expected to significantly increase primarily due to an expected increase in sales of image sensors for mobile products resulting from an increase in unit sales as well as an improvement in the product mix. Operating income is expected to significantly increase year-on-year primarily due to the impact of the above-mentioned increase in sales and a decrease in costs associated with the launch of mass production of a new image sensor for mobile products, partially offset by an increase in manufacturing costs and an increase in depreciation and amortization expenses. Adjusted OIBDA is expected to significantly increase due to the same factors affecting operating income, excluding the above-mentioned increase in depreciation and amortization expenses.

Financial Services

The Financial Services segment results include Sony Financial Group Inc. (“SFGI”) and SFGI’s consolidated subsidiaries such as Sony Life, Sony Assurance Inc., and Sony Bank Inc. The results discussed in the Financial Services segment differ from the results that SFGI and SFGI’s consolidated subsidiaries disclose separately on a Japanese statutory basis.

Results for the fiscal year ended March 31, 2024

Financial services revenue increased 880.9 billion yen year-on-year to 1 trillion 770.0 billion yen, mainly due to a significant increase in revenue at Sony Life. Revenue at Sony Life increased 843.1 billion yen year-on-year to 1 trillion 523.9 billion yen, mainly due to an increase in net gains on investments in the separate accounts related to market fluctuations.

Operating income decreased 144.5 billion yen year-on-year to 173.6 billion yen. This significant decrease in operating income was mainly due to a significant decrease in operating income at Sony Life, as well as the recording of a 22.1 billion yen gain from the recovery of an unauthorized withdrawal of funds at a subsidiary of Sony Life in the previous fiscal year, partially offset by the recording of 19.8 billion yen in realized and remeasurement gains resulting from the transfer of a portion of shares of Sony Payment Services. Operating income at Sony Life decreased 143.5 billion yen year-on-year to 126.4 billion yen, mainly due to the decrease in net gains related to market fluctuations for variable life insurance and other products, and the recording of a gain from the sale of real estate in the previous fiscal year.

Adjusted OIBDA significantly decreased 140.9 billion yen year-on-year to 181.5 billion yen, primarily due to the same factors affecting operating income, excluding the above-mentioned realized and remeasurement gains and the impact of the recovery of the unauthorized withdrawal of funds.

Forecast for the fiscal year ending March 31, 2025

Financial services revenue is expected to significantly decrease year-on-year primarily due to absence of the increase in net gains on investments related to market fluctuations in the separate accounts at Sony Life recorded in the fiscal year ended March 31, 2024. Operating income is expected to decrease year-on-year primarily due to the absence of the realized and remeasurement gains resulting from the transfer of a portion of shares of Sony Payment Services, as well as the absence of recording of the gains related to market fluctuations for variable life insurance and other products in the fiscal year ended March 31, 2024. Adjusted OIBDA is expected to decrease due to the same factors affecting operating income, excluding the above-mentioned realized and remeasurement gains.

The effects of future gains and losses on investments held by the Financial Services segment due to market fluctuations have not been incorporated within the above forecast as it is difficult for Sony to predict market trends in the future. Accordingly, future market fluctuations could further impact the above forecast.

The above forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances. Actual results may differ materially from those included in this forecast due to a variety of factors. See “Cautionary Statement” below.

Note

Sales on a Constant Currency Basis and Impact of Foreign Exchange Rate Fluctuations

The descriptions of sales on a constant currency basis reflect sales calculated by applying the yen’s monthly average exchange rates from the same period of the previous fiscal year to local currency-denominated monthly sales in the relevant period of the current fiscal year. For SME and SMP in the Music segment, and in the Pictures segment, the constant currency amounts are calculated by applying the monthly average U.S. dollar / yen exchange rates after aggregation on a U.S. dollar basis.

Results for the Pictures segment are described on a U.S. dollar basis as the Pictures segment reflects the operations of SPE, a U.S.-based operation that aggregates the results of its worldwide subsidiaries in U.S. dollars.

The impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s periodic weighted average exchange rate for the same period of the previous fiscal year from the relevant period of the current fiscal year to the major transactional currencies in which the sales are denominated. The impact of foreign exchange rate fluctuations on operating income (loss) is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales. The I&SS segment enters into its own foreign exchange hedging transactions, and the impact of those transactions is included in the impact of foreign exchange rate fluctuations on sales and operating income (loss) for that segment.

This information is not a substitute for Sony’s consolidated financial statements measured in accordance with IFRS. However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.

Financial Targets of Mid-Range Plan

(1) Financial Targets and Results of the Fourth Mid-Range Plan

In the Fourth Mid-Range Plan for the three fiscal years started on April 1, 2021 and ended on March 31, 2024, Sony established a financial target (Group KPI) of cumulative Adjusted EBITDA of 4.3 trillion yen on a consolidated basis. As a result of progress exceeding the initial plan, mainly in the Music and Pictures segments, the cumulative results were approximately 5.1 trillion yen, 19% higher than the target.

(2) Financial Targets of the Fifth Mid-Range Plan

In the Fifth Mid-Range Plan for the three fiscal years started on April 1, 2024 and ending on March 31, 2027, Sony has placed greater emphasis on profit-based growth, and has set as the most important metrics (Group KPIs) the growth rate of consolidated operating income and the operating income margin for Sony without the Financial Services segment. Specifically, Sony will target an average annual growth rate of consolidated operating income for the three-year period of 10% or more, and a three-year cumulative consolidated operating income margin of 10% or more.

(3) Shareholder Returns

Regarding shareholder returns, Sony plans to place emphasis on its total payout ratio, which Sony expects to gradually increase throughout the period of the Fifth Mid-Range Plan, aiming for approximately 40% in the fiscal year ending March 31, 2027, the final fiscal year of the plan. To achieve this target, Sony has set parameters of 250 billion yen for the repurchase of shares in the fiscal year ending March 31, 2025, which exceeds the amount Sony acquired in the fiscal year ended March 31, 2024. Please refer to the Note “Subsequent Events (Setting of parameters for repurchase of shares of its own common stock)” on Page F-22 for more details. Regarding dividends, Sony’s policy is to continue to increase dividends steadily while accelerating the pace of dividend increases.

Dividend Information

In light of the consolidated financial results forecast for the fiscal year ending March 31, 2025 described in “Outlook for the Fiscal Year Ending March 31, 2025” above and other factors, Sony has determined the dividend forecasted for the fiscal year ending March 31, 2025 as follows. Sony intends to determine the actual amount of dividends based on an overall consideration of its consolidated operating results, financial condition, future business expansions and other factors.

	Dividend per share (Yen)
	March 31, 2023 Actual Dividend	March 31, 2024 Actual Dividend	March 31, 2025 Dividend Forecast
Interim dividend	35	40	50
Year-end dividend	40	45	10	*
Total	75	85	-	*

* As described in the Note “Subsequent Events (Stock Split)” on Page F-22, Sony Group Corporation decided at the Board of Directors meeting held on May 14, 2024 to conduct a stock split, scheduled to be effective on October 1, 2024 with a record date of September 30, 2024. Each share of Sony’s common stock will be split into five (5) shares per share. The above year-end dividend per share forecast for the fiscal year ending March 31, 2025 is based on a number of shares taking into account the stock split. The total annual dividend per share forecast for the fiscal year ending March 31, 2025 is not presented because the total of the interim dividend and the year-end dividend cannot be calculated due to effect of the stock split. Without taking the stock split into account, the year-end dividend per share forecast for the fiscal year ending March 31, 2025 would be 50 yen and the total annual dividend per share forecast for the fiscal year ending March 31, 2025 would be 100 yen.

Basic Views on Selection of Accounting Standards

Sony has voluntarily adopted IFRS from the first quarter of the fiscal year ended March 31, 2022, with the goal of further streamlining and maintaining the quality of Sony’s financial and management reporting systems over the mid- to long-term, and with the aim of improving the international comparability of financial information in the capital markets.

Supplemental Information

Regarding Adjusted OIBDA and Adjusted EBITDA

Sony believes that Adjusted OIBDA and Adjusted EBITDA are performance metrics suitable for the long-term management that Sony prioritizes. This is because (i) they represent the sustainable earnings power of the business as they do not include the effects of one-time gains and losses, (ii) they enable management to confirm that all the businesses of the Sony Group, including the Financial Services business, are expanding over the mid- to long-term through cycles of investment and return, and (iii) they are often used to calculate corporate value. Adjusted OIBDA and Adjusted EBITDA are not measures in accordance with IFRS. However, Sony believes that these disclosures may be useful information to investors. Adjusted OIBDA and Adjusted EBITDA should be considered in addition to, not as a substitute for, Sony’s results in accordance with IFRS.

Adjusted OIBDA (Operating Income Before Depreciation and Amortization) is calculated by the following formula:

Adjusted OIBDA = Operating income + Depreciation and amortization expense excluding amortization for film costs and broadcasting rights, as well as for internally developed game content and master recordings included in Content assets - the profit and loss amount that Sony deems non-recurring

Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated by the following formula:

Adjusted EBITDA = Net income attributable to Sony Group Corporation’s stockholders + Net income attributable to noncontrolling interests + Income taxes + Interest expenses, net, recorded in Financial income and Financial expense - Gain on revaluation of equity instruments, net, recorded in Financial income and Financial expense + Depreciation and amortization expense excluding amortization for film costs and broadcasting rights, as well as for internally developed game content and master recordings included in Content assets - the profit and loss amount that Sony deems non-recurring

The following table shows a reconciliation of Adjusted OIBDA from operating income in accordance with IFRS for the fiscal years ended March 31, 2023 and 2024, respectively.

As the results for the fiscal year ended March 31, 2023 are restated in accordance with IFRS 17, they differ from those disclosed in the earnings release for the fiscal year ended March 31, 2023.

	(Yen in billions)
	Fiscal year ended March 31
	2023 Restated	2024
Game & Network Services (G&NS)
Operating income	250.0	290.2
Depreciation and amortization expense*	87.0	117.7
(Profit) / loss amount that Sony deems non-recurring**	-	-
Adjusted OIBDA	337.0	407.9
Music
Operating income	263.1	301.7
Depreciation and amortization expense*	59.0	73.1
(Profit) / loss amount that Sony deems non-recurring**	(5.7)	(6.0)
Adjusted OIBDA	316.4	368.7
Pictures
Operating income	119.3	117.7
Depreciation and amortization expense*	48.9	53.5
(Profit) / loss amount that Sony deems non-recurring**	-	-
Adjusted OIBDA	168.2	171.2
Entertainment, Technology & Services (ET&S)
Operating income	179.5	187.4
Depreciation and amortization expense*	97.4	101.7
(Profit) / loss amount that Sony deems non-recurring**	-	-
Adjusted OIBDA	276.9	289.1
Imaging & Sensing Solutions (I&SS)
Operating income	212.2	193.5
Depreciation and amortization expense*	196.7	247.9
(Profit) / loss amount that Sony deems non-recurring**	-	-
Adjusted OIBDA	408.9	441.4
All Other, Corporate and elimination
Operating loss	(39.8)	(55.2)
Depreciation and amortization expense*	26.8	21.5
(Profit) / loss amount that Sony deems non-recurring**	-	-
Adjusted OIBDA	(12.9)	(33.7)
Sony without Financial Services
Operating income	983.3	1,035.3
Depreciation and amortization expense*	515.9	615.4
(Profit) / loss amount that Sony deems non-recurring**	(5.7)	(6.0)
Adjusted OIBDA	1,493.5	1,644.6
Financial Services
Operating income	318.1	173.6
Depreciation and amortization expense*	26.3	27.7
(Profit) / loss amount that Sony deems non-recurring**	(22.1)	(19.8)
Adjusted OIBDA	322.4	181.5
Consolidated
Operating income	1,302.4	1,208.8
Depreciation and amortization expense*	542.2	643.1
(Profit) / loss amount that Sony deems non-recurring**	(27.8)	(25.8)
Adjusted OIBDA	1,816.9	1,826.1

The following table shows a reconciliation of net income attributable to Sony Group Corporation’s stockholders reported in accordance with IFRS to Adjusted EBITDA for the fiscal years ended March 31, 2023 and 2024, respectively.

As the results for the fiscal year ended March 31, 2023 are restated in accordance with IFRS 17, they differ from those disclosed in the earnings release for the fiscal year ended March 31, 2023.

	Consolidated		Sony without Financial Services
	(Yen in billions)		(Yen in billions)
	Fiscal year ended March 31		Fiscal year ended March 31
	2023 Restated	2024	2023 Restated	2024
Net income attributable to Sony Group Corporation’s stockholders	1,005.3	970.6	818.1	896.6
Net income attributable to noncontrolling interests	6.5	9.9	6.1	9.4
Income taxes	262.7	288.2	172.5	239.1
Interest expenses, net, recorded in Financial income and Financial expense	4.0	3.4	4.0	3.4
(Gain) / loss on revaluation of equity instruments, net, recorded in Financial income and Financial expense	4.6	(71.4)	4.6	(71.4)
Depreciation and amortization expense*	542.2	643.1	515.9	615.4
(Profit) / loss amount that Sony deems non-recurring**	(27.8)	(25.8)	(5.7)	(6.0)
Adjusted EBITDA	1,797.6	1,818.0	1,515.6	1,686.5

* Depreciation and amortization expense excludes amortization for film costs and broadcasting rights, as well as for internally developed game content and master recordings included in Content assets.

** The following table shows the details of the profit and loss amount that Sony deems non-recurring in calculating Adjusted OIBDA and Adjusted EBITDA for the fiscal years ended March 31, 2023 and 2024, respectively.

	Consolidated		Sony without Financial Services
	(Yen in billions)		(Yen in billions)
	Fiscal year ended March 31		Fiscal year ended March 31
	2023 Restated	2024	2023 Restated	2024
(Profit) / loss amount that Sony deems non-recurring
Impact of litigation settlements, net of expenses, received in relation to lawsuits for Recorded Music and Music Publishing (Music segment)	(5.7)	-	(5.7)	-
Recovery of an unauthorized withdrawal of funds at a subsidiary of Sony Life which occurred in the three months ended June 30, 2021 (Financial Services segment)	(22.1)	-	-	-
Remeasurement gain resulting from the consolidation of a company previously accounted for using the equity method (Music segment)	-	(6.0)	-	(6.0)
Realized and remeasurement gains resulting from the transfer of a portion of shares of Sony Payment Services (Financial Services segment)	-	(19.8)	-	-
Total	(27.8)	(25.8)	(5.7)	(6.0)

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)	Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;
(iii)	Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;
(iv)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;
(v)	changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;
(vi)	Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;
(vii)	Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;
(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)	foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;
(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)	Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;
(xiv)	the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;
(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters, geopolitical conflicts, pandemic disease or similar events;
(xvii)	the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and
(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact. The continued impact of developments relating to the situations in Ukraine and Russia and in the Middle East could heighten many of the risks and uncertainties noted above. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.